Tender Offer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The Female Health Company

(Name of Subject Company (Issuer))

Red Oak Fund, L.P.

(Name of Filing Person (Offeror))

Common Stock

(Title of Class of Securities)

314462102

(CUSIP Number of Class of Securities)

David Sandberg

Red Oak Fund, L.P.

145 Fourth Avenue, Suite 15A

New York, NY 10003

(212) 614-8952

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,724,000	$83.63

*

Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 1,200,000 shares of Common Stock of The Female Health Company, at the tender offer price of $2.27 per share.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2007, issued February 15, 2007 and the related SEC press release dated February 16, 2007 equals $30.70 per million of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$83.63	Filing Party:	Red Oak Partners, LLC
Form or Registration No.:	Schedule TO	Date Filed:	March 30, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:	☐

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO relating to the offer by Red Oak Fund, L.P. (the “Purchaser”), to purchase up to 1,200,000 shares (the “Shares”) of Common Stock, par value $0.01 per share (“Common Stock”), of The Female Health Company, a Wisconsin company (“FHCO”), at a price of $2.27 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 30, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) which, together, as each may be amended or supplemented from time to time, constitute the “Offer.”

The information in the Offer, which was previously filed with the Schedule TO filed by Red Oak Partners, LLC on March 30, 2007, is hereby incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

AMENDMENT

The Offer to Purchase is hereby amended and supplemented as follows:

(1)           In Section 1 of the Offer to Purchase, the eighth paragraph is hereby amended and restated in its entirety to read as follows:

“If we extend the Offer, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered. Such tendered Shares may not be withdrawn except as provided in Section 4, “Withdrawal Rights.” In the event that we delay acceptance for payment of or payment for Shares and extend the Offer, we would comply with Rule 14e-1(c) under the Exchange Act, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.”

(2) In Section 2 of the Offer to Purchase, the fifth paragraph is hereby amended and restated in its entirety to read as follows:

“We expressly reserve the right, in our sole discretion, to delay acceptance for payment of or payment for Shares. Under such circumstances, we would extend the Offer. In that case, we would comply with Rule 14e-1(c) by paying the consideration offered or returning the Shares deposited by or on behalf of the stockholders promptly after the revised expiration date or withdrawal of the Offer. During any extension of the Offer, the Depositary may retain tendered Shares on our behalf and those Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, the withdrawal rights described in Section 4, “Withdrawal Rights.””

In Section 2 of the Offer to Purchase, the seventh paragraph is hereby amended by replacing the phrase “as promptly as practicable” with the word “promptly.”

(3) In Section 8 of the Offer to Purchase, the first paragraph is hereby amended by appending the following two sentences to the end of the paragraph:

“We are not a public company and have not prepared audited financial statements. We control assets valued in excess of $35 million and have adequate liquid assets at our disposal to fund payment to selling stockholders in the Offer.”

(4) In Section 9 of the Offer to Purchase, the second paragraph is hereby amended by inserting the following additional sentence as the new sixth sentence of the paragraph:

“The management of FHCO requested that we enter into the standstill agreement as a condition to their cooperation in our use of FHCO’s transfer agent as Depositary in the proposed partial tender offer, and to FHCO providing us with a stockholder list without the need for us to submit a formal request.”

(5) In Section 12 of the Offer to Purchase, language in the parenthetical in subparagraph (a) has been amended to include the phrase “any publicly reported or disclosed” at the beginning of the parenthetical, so that the entire subparagraph (a) as amended and restated reads as follows:

“(a)

any change (or any publicly reported or disclosed condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses, results of operations or prospects of FHCO or any of its subsidiaries or affiliates that, does or may have a materially adverse effect on (x) the value of FHCO or any affiliates, (y) the value of the Shares, or (z) a material contractual right of FHCO or any of its affiliates, including, without limitation, any acceleration of any material amount of indebtedness of FHCO or any of its affiliates as a result of or in connection with the Offer;”.

Item 1. Exhibits.
Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated March 30, 2007*
(a)(1)(B)	Letter of Transmittal*
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 30, 2007*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 30, 2007*
(a)(1)(F)	Letter to Stockholders*
(a)(1)(G)	Press release issued by Red Oak Fund, LP, dated March 29, 2007*
(a)(1)(H)	Summary Advertisement published in Investor’s Business Daily on March 30, 2007*
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(d)	Standstill Agreement between Purchaser and The Female Health Company dated as of March 28, 2007*
(g)	Not applicable
(h)	Not applicable

*Filed with Schedule TO-T filed by Red Oak Partners, LLC’s on March 30, 2007 and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2007	RED OAK FUND, L.P.

By: Red Oak Capital Partners, LLC, general partner

/s/ David Sandberg
David Sandberg
Managing Member

Exhibit Index

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated March 30, 2007*
(a)(1)(B)	Letter of Transmittal*
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 30, 2007*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 30, 2007*
(a)(1)(F)	Letter to Stockholders*
(a)(1)(G)	Press release issued by Red Oak Fund, LP, dated March 29, 2007*
(a)(1)(H)	Summary Advertisement published in Investor’s Business Daily on March 30, 2007*
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(d)	Standstill Agreement between Purchaser and The Female Health Company dated as of March 28, 2007*
(g)	Not applicable
(h)	Not applicable

*Filed with Schedule TO-T filed by Red Oak Partners, LLC’s on March 30, 2007 and incorporated herein by reference.